Michael Francis Akerman Senterfitt One Southeast Third Avenue 25th Floor Miami, Florida 33131 Tel: 305.374.5600 Fax: 305.374.5095

December 3, 2010

VIA EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	rVue Holdings, Inc.
Form 10-K for the Year ended January 31, 2010
Filed March 11, 2010

Form 8-K
Filed May 19, 2010, as amended
File No. 333-158117

Dear Mr. Spirgel:

On behalf of rVue Holdings, Inc. (the “Company”), we hereby respond to the staff’s comment letter dated November 29, 2010 regarding the above-referenced Form 10-K and Form 8-K.  Please note that the Company is simultaneously filing Amendment No. 4 to its Current Report on Form 8-K/A (the “8-K/A”) and Amendment No. 1 to its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010.

For the staff's convenience, we have recited the staff's comments in boldface type and provided the response to each comment immediately thereafter.

Form 8-K filed on May 19, 2010 (the “Original Report”)

Item 2.01

1.
We reissue comment two from our letter dated November 5, 2010.  Your disclosure continues to contain the qualification previously noted.  In every location, please revise to state, if true, that you disclose all material terms of the item you are attempting to qualify by reference.

Larry Spirgel, Assistant Director December 3, 2010 Page 2

We have revised the disclosure in the 8-K/A and removed the reference to incorporating the underlying documents by reference in each location in which such comment appeared and have indicated in each location that the above or foregoing description provides all material terms of the item.

Description of Our Business, page seven

2.
Please revise to clarify and highlight that your revenues are generated entirely from what you have termed “Network and Administrative Services” and provide robust disclosure describing the content production and technical services to Mattress Firm and Accenture, unless you do not expect to generate significant revenues from these arrangements beyond September 30, 2010.  File any agreements with the agreements with Mattress Firm and Accenture.

We have revised the disclosure in the 8-K/A on page 7 as follows:

“We provide Network and Administrative Service and receive fees for producing programming in our studios or with outside services for Mattress Firm and AutoNation. We also earn network and administrative service revenue under contracts pursuant to which we provide content production and technical services to Mattress Firm and Accenture on a monthly basis for a fixed monthly payment resulting in total monthly revenue of approximately $33,000.  Through May 2010 we provided AutoNation with oversight and management services and content production for their in-house network.  We monitored the network to ensure it was running at all times and created custom content for display on such networks.  Since June 2010 we provide content creation services on an as needed basis for AutoNation.  Mattress Firm operates an in-store network.  We image computers to run the in-store network in each store location, and produce and create custom content such as in store sales promotions to display on such network.  We assist Accenture with the maintenance and troubleshooting of a private network they operate.  We provide 24/7 services to ensure that the network operates without interruption.  We expect to continue to receive revenue from these services to AutoNation, Mattress Firm and Accenture during the next twelve months, but we do not intend to pursue additional network related service opportunities as the focus of our business is to earn transaction fees from rVue as discussed above.”

We have filed the agreements with Mattress Firm and Accenture as Exhibits 10.19 and 10.20, to the 8-K/A, respectively.

3.
We note your response to comment seven from our letter dated November 5, 2010.  However, based on the revenues you disclose on pages seven, 10 and 11, it would appear that the Levoip contract was a material contract.  Please file the contract with your next amendment.

We have filed the Levoip contract as Exhibit 10.21 to the 8-K/A.

Larry Spirgel, Assistant Director December 3, 2010 Page 3

4.
We note your revised disclosure in response to comment eight from our letter dated November 5, 2010 that you do not expect to earn any fees from auction style services.  Please reconcile with the description of such auction style services found at the top of page 12:  “Our auction based system efficiently guides advertisers and networks to the best price at which an advertiser is willing to pay for a campaign and at which a network is willing to air such campaign.”

We have revised the disclosure in the 8-K/A and have deleted the following sentence on page 12:  “Our auction based system efficiently guides advertisers and networks to the best price at which an advertiser is willing to pay for a campaign and at which a network is willing to air such campaign.”

We replaced that paragraph as follows:  “Our service differs, however, in that we offer an on-line marketplace where advertisers and agencies can place content on multiple networks and can negotiate offers with those networks inside the rVue platform.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

5.
Please revise this section and your Form 10-Q for the period ending September 30, 2010 to provide robust disclosure about your network and administrative services revenues as we note it remains the dominant contributor to the company’s overall revenues (and would appear to be the only source of revenue after September 30, 2010, as you disclose that you have never earned rVue Transaction Fees and you do not expect to generate significant additional revenues from the Levoip contract).  Please also revise to discuss in greater detail when your revenues in the network and administrative services segment are expected to stop.  Please revise to clarify why you have not generated significant revenues from transaction fees, which would appear to be the main focus of your business.  Please also include a robust discussion of the prospects for your business over the next quarter and for the next twelve months.

In response to the staff's comments, we have revised the 8-K/A and Form 10-Q as appropriate.

Larry Spirgel, Assistant Director December 3, 2010 Page 4

Security Ownership of Certain Beneficial Owners and Management, page 28

6.
We reissue comment 10 from our letter dated November 10, 2010.  Please revise to disclose the beneficial ownership of each non-natural person.  We also note that you have removed Ridge Clearing and Outsourcing Solutions.  Please advise.

In the response to the staff’s comment, we respectfully advise that comment ten from the staff’s letter dated November 5, 2010 stated:  “Please revise to disclose the natural persons who control each entity in the table.” (Emphasis added).

The table as presented shows the control persons of Argo Digital Solutions, Inc. ("Argo") in footnote 3 as follows:

“Jason Kates, Richard Sullivan, David Loppert, Dawn Rahicki and Jay Wilson are deemed to control 36.0%, 30.2%, 2.8%, 0.8% and 1.8% of these shares, respectively, by virtue of their common share interest in Argo.  Argo, Jason Kates, Richard Sullivan and David Loppert are each considered to be a promoter of the Company.”

Our previous response letter also advised the staff that we removed Ridge Clearing & Outsourcing Solutions from the table as a beneficial owner as that entity is a clearing house and hold securities on behalf of their clients and they should not have been disclosed as a beneficial owner in the first place.  It is not possible for the Company to determine who owns these shares.

Accordingly, we have not revised the disclosure.

*           *           *

In connection with responding to the Commission’s comments, the Company has acknowledged in Exhibit A to this letter the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses provided above fully address the staff's comments.  If you have any questions, please call me at (305) 982-5581.

Larry Spirgel, Assistant Director December 3, 2010 Page 5

Sincerely, AKERMAN SENTERFITT /s/ Michael Francis Michael Francis For the Firm

cc:	Securities and Exchange Commission
John Zitko

rVue Holdings, Inc.
Jason Kates, Chief Executive Officer and Director
David A. Loppert, Chief Financial Officer

Exhibit A

RVUE HOLDINGS, INC.
100 NE 3rd Avenue, Suite 200
Fort Lauderdale, FL  33301
(954) 525-6464; Fax (954) 525-4245

December 3, 2010

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated November 29, 2010, rVue Holdings, Inc. (the "Company") acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

rVue Holdings, Inc.

By:	/s/ David A. Loppert
David A. Loppert Chief Financial Officer